SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8F

              APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
                              INVESTMENT COMPANIES

I.       GENERAL IDENTIFYING INFORMATION

1.       Reason fund is applying to deregister

         [   ]    Merger
         [   ]    Liquidation
         [ X ]    Abandonment of Registration
         [   ]    Election of status as a Business Development Company


2.       Name of fund: BlackRock Rising Rate Trust

3.       Securities and Exchange Commission File No.: 811-21618

4.       Is this an initial Form N-8F or an amendment to a previously filed
Form N-8F?

         [X] Initial Application        [ ] Amendment

5.       Address of Principal Business Office (No. & Street, City, State,
Zip Code):

                  100 Bellevue Parkway
                  Wilmington, Delaware 19809


6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Michael K. Hoffman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036
                  (212) 735-3406



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7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

                  BlackRock Advisors, Inc.
                  100 Bellevue Parkway
                  Wilmington, Delaware 19809
                  (888) 825-2257

8.       Classification of fund:

         [X] Management company;
         [ ] Unit investment trust; or
         [ ] Face-amount certificate company.

9.       Subclassification if the fund is a management company:

         [  ]    Open-end          [X]     Closed-end

10.      State law under which the fund was organized or formed: Delaware

11. Provide the name and address of each investment adviser of the fund during the last five years, even if the fund's contracts with those advisers have been terminated:

              Not applicable. The registration was abandoned before the Board ever considered approving the advisory contract.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Not applicable

13.      Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

         [  ]    Yes          [X]     No

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes              [ ] No



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             If Yes, state the date on which the board vote took place: 1/31/05

             If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [  ]     Yes              [X]      No

             If Yes, state the date on which the shareholder vote took place:

             If No, explain: There are no shareholders because the fund never issued any shares.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16.      Not applicable

17.      Not applicable

18       Not applicable

19.      Not applicable

III.     ASSETS AND LIABILITIES

20.      Not applicable

21.      Not applicable

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      Not applicable

23.      Not applicable

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [  ]    Yes               [X]     No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?


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         [  ]    Yes               [X]     No


VI.      MERGERS ONLY

26.      Not applicable




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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock Rising Rate Trust, (ii) he or she is the Sole Initial Trustee, President, Chief Executive Officer and Chief Financial Officer of BlackRock Rising Rate Trust, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N- 8F application are true to the best of his or her knowledge, information, and belief.


                                                BlackRock Rising Rate Trust


                                                By:   /s/ Anne F. Ackerley
                                                   --------------------------
                                                Anne F. Ackerley
                                                Sole Initial Trustee, President,
                                                Chief Executive Officer and
                                                Chief Financial Officer




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